February 5, 2007

VIA EDGAR

Ms. April Sifford, Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re:

Bronx Ventures Inc.

Form 20-F for Fiscal Year Ended December 31, 2005

Filed June 28, 2006

File No. 0-16353

Dear Ms. Sifford:

As I have discussed with Gary Newberry of the staff, I am continuing to assist Bronx Ventures Inc. in preparing a response to comment no. 1 in the staff’s letter dated January 9, 2007. We are gathering additional information needed to respond. We are writing to confirm that the company intends to provide its response not later than ten business days from today, i.e., by February 19, 2007.

Thank you for your continuing assistance and cooperation in this matter. If you need to contact me for any reason, you may call my direct line at (661) 297-1520.

Very truly yours, /s/ J. Brad Wiggins J. Brad Wiggins

cc:

Bedo H. Kalpakian / Bronx Ventures Inc.